SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )(1)

Jacobson Resonance Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

469830 91 3
(CUSIP Number)

Michael Paige
Jackson & Campbell, P.C.
1120 20th Street, NW
Washington, DC 20036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 1999
(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP No. 469830 91 3                         13D                   Page 2 of 6 Pages

1    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dr. Jerry I. Jacobson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_] (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

      OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                                                        [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

        5,892,146 shares of common stock of Jacobson Resonance Enterprises, Inc. owned directly;
        and an additional 30,000,000 shares of common stock through Dr. Jacobson’s holding of preferred stock.

________________________________________________________________
 8     SHARED VOTING POWER

        NA

 9      SOLE DISPOSITIVE POWER

        5,892,146 shares of common stock of Jacobson Resonance Enterprises, Inc. owned directly; Dr. Jacobson has the right to acquire at January 1, 2004: up to an additional
        2,770,000 shares of common stock of Jacobson Resonance Enterprises, Inc. through the exercise of stock options; up to an additional 6,000,000 shares of common stock through the exercise of warrants; and up to an additional 30,000,000 shares of common stock through the conversion of preferred stock.

_________________________________________________________________
 10    SHARED DISPOSITIVE POWER

NA

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Dr. Jacobson owns 44,662,146 shares of common stock beneficially at January 1, 2004.
        Dr. Jacobson disclaims any beneficial ownership of: 1,691,700 shares of common stock and presently exercisable options to purchase an aggregate of 1,070,000 shares of common stock held by his wife, Debra M. Jacobson; 1,075,000 shares of common stock held by the Perspectivism Foundation; and an aggregate of 700,000 shares held in varying amounts by his and Mrs. Jacobson’s four children.

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                                                              [X]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.2%

14     TYPE OF REPORTING PERSON*

          IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 469830 91 3           13D                    Page 4 of 6 Pages

Item 1.   Security and Issuer.

Common Stock, par value $.001 per share, of Jacobson Resonance Enterprises, Inc., 8200 Jog Road, Suite 100, Boynton Beach, Florida 33437.

Item 2.   Identity and Background.

(a)	Dr. Jerry I. Jacobson

(b)	8200 Jog Road, Suite 100 Boynton Beach, FL 33437.

(c)	CEO, Jacobson Resonance Enterprises, Inc.

(d)	NA

(e)	NA

(f)	U.S.

Item 3.   Source and Amount of Funds or Other Consideration.

Technology assets owned by Dr. Jacobson were exchanged for 55,800,000 shares of common stock of Jacobson Resonance Enterprises, Inc. in June 1996. In early 1997, Dr. Jacobson exchanged 45,000,000 shares of common stock held by him for the 45,000 shares of preferred stock. 15,000 shares of preferred stock were converted into 15,000,000 of common stock in 2000 as part of a litigation settlement with Eric Hewko and Patrick Casey. Messrs. Hewko and Casey, as part of this settlement, each received 6,000,000 shares of common stock. The 3,000,000 share balance of the common stock received upon conversion of the shares of preferred stock was retained by Dr. Jacobson.

Item 4.   Purpose of Transaction.

        The purpose of the transactions by Dr. Jacobson with Jacobson Resonance Enterprises, Inc. was to transfer the technology assets and license rights owned by Dr. Jacobson to a corporate entity that would be able to finance the commercialization of such assets.

    (a)        NA

    (b)        NA

    (c)        NA

    (d)        NA

    (e)        NA

    (f)        NA

    (g)        NA

    (h)        NA

    (i)        NA

    (j)        NA

Item 5.   Interest in Securities of the Issuer.

    (a)  Dr. Jacobson owns beneficially at January 1, 2004 44,662,146 shares of common stock of Jacobson Resonance Enterprises, Inc., or 24.2% of the outstanding shares of that class. Of these shares, 5,892,146 shares of common stock are owned directly, and Mr. Jacobson has the right to acquire at January 1, 2004: up to an additional 2,770,000 shares of common stock of Jacobson Resonance
          Enterprises, Inc. through the exercise of stock options; up to an additional
          6,000,000 shares of common stock through the exercise of warrants; and up to an additional 30,000,000 shares of common stock through the conversion of preferred stock. Dr. Jacobson disclaims any beneficial ownership of: 1,691,700 shares of common stock and presently exercisable options to purchase an aggregate of
          1,070,000 shares of common stock held by his wife, Debra M. Jacobson; 1,075,000 shares of common stock held by the Perspectivism Foundation; and an aggregate of
          700,000 shares held in varying amounts by his and Mrs. Jacobson’s four children.

    (b)  Dr. Jacobson has the sole power to vote 5,892,146 shares of common stock of
          Jacobson Resonance Enterprises, Inc. owned directly; and an additional
          30,000,000 shares of common stock through Dr. Jacobson’s holding of preferred stock.

          Dr. Jacobson has the sole power to dispose of 5,892,146 shares of common stock of
          Jacobson Resonance Enterprises, Inc. owned directly; In addition, Dr. Jacobson has the right to acquire at January 1, 2004: up to an additional 2,770,000 shares of common stock of Jacobson Resonance Enterprises, Inc. through the exercise of stock options; up to an additional 6,000,000 shares of common stock through the exercise of warrants; and up to an additional 30,000,000 shares of common stock through the conversion of preferred stock.

    (c)        NA

    (d)        NA

    (e)        NA

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              NA

Item 7.  Material to be Filed as Exhibits.

             NA

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2004 (Date) /s/ Jerry I. Jacobson (Signature)

Attention.     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).